Exhibit 99.1

LGHL Secures $600 Million Facility to Launch Hyperliquid (HYPE) Treasury

-Vision to Build the Largest HYPE Treasury Globally-

- Marks the Relaunch of LGHL’s Crypto Operations and Shift Toward On-Chain Finance-

June 18, 2025, Singapore — Lion Group Holding Ltd. (Nasdaq: LGHL) (“LGHL” or the “Company”) today announced it has secured a $600 million facility from ATW Partners to support the launch of its HYPE Treasury and on-chain initiative.

●	Strategic accumulation of HYPE to serve as the Company’s primary reserve asset

●	Launch of next-generation layer-1s treasury reserve, anchored by Hyperliquid (HYPE), Solana (SOL) and Sui (SUI)

●	SOL and SUI assets will be custodied and staked with validators managed by BitGo Trust Company, Inc. (“BitGo”)

●	Evaluate secondary listings on the Tokyo Stock Exchange (TSE) and Singapore Exchange (SGX) to broaden global reach and create the first HYPE treasury listed in Asia

“Hyperliquid represents a natural extension of LGHL’s existing derivatives business into decentralized markets, and reflects our conviction that decentralized on-chain execution is the future of trading,” said Mr. Wilson Wang, CEO of LGHL. “We view protocols like HYPE, with decentralized sequencing, as foundational to building scalable DeFi systems. We may also allocate to Solana (SOL), a leader in consumer-facing applications, and Sui (SUI), a performant, composable layer-1 with recent backing from Eric Trump’s World Liberty Financial – both forming key pillars to our treasury strategy focused on execution-first protocols.”

As adoption of on-chain applications accelerates, LGHL believes combining public market access with a next-generation layer-1s treasury will resonate with global investors and drive long-term shareholder value. This initiative marks the Company’s relaunch of crypto operations and advances its strategic shift toward digital assets.

“We are proud to support LGHL’s strategic expansion into Solana and Sui with our institutional-grade custody and trading solutions,” said Mike Belshe, CEO of BitGo. “This $600 million facility reflects a clear signal that institutional investors are accelerating their diversification into next-generation blockchain ecosystems. BitGo is positioned to power this next wave of institutional adoption, and we’re excited to serve as LGHL’s trusted partner at the forefront of this new phase in digital asset treasury management.”

To safeguard and maximize the potential of their digital asset holdings, LGHL has partnered with BitGo, the leading infrastructure provider of digital asset solutions. BitGo is the largest custodian of Solana and the leading staking provider across all digital assets, providing unparalleled expertise and access to increased rewards through its full-service platform. BitGo will safeguard the Company’s assets, leveraging its industry-leading technology, operational controls, and regulatory compliance.

The first closing of $10.6 million in subscription amount is expected to occur in the next 48 hours.

Chardan acted as the sole placement agent in connection with the facility.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s current report on Form 6-K dated June 18, 2025.

About Lion Group Holding Ltd.

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) Over-the-counter (OTC) stock options trading, and (iv) futures and securities brokerage. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally; proposed crypto asset management operations; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding Ltd.

Tel: +65 8877 3871

Email: ir@liongrouphl.com